Exhibit (a)(13)

Employee Questions & Answers

General Information

In continuing with our commitment for on-going communication and information in connection with the announcement of the Company entering into a definitive agreement with Otsuka Pharmaceutical Co., Ltd. we have provided responses to questions being asked by the team. We would like to also reiterate our continued focus during this period to maintain the momentum of our business and continue the value creation that we have established. It is very important that we all remain focused on operating our business and continue to provide first-rate service and support to our patients and customers.

Business Operations

1. What are the next steps in the process?

While both sides are very excited about this transaction, we must continue to operate in the ordinary course of our business. Sharing of any kind of confidential information with Otsuka is prohibited between now and up until the official closing date of the merger transaction. If any Otsuka employee asks you for specific information, please direct them to Jim Beitel or Greg Flesher.

2. Will our fiscal year change to a calendar year?

At this time, there are no immediate plans to change our fiscal year upon closing of the transaction but as previously mentioned may be considered in the future if it provides a benefit to Avanir and Otsuka.

3. Will the announcement impact current service provider contracts and upcoming renewals?

No, we will continue with our business relationships with vendors and all of our external partners as currently defined. We expect all services being provided to Avanir will continue without interruption prior to and following the close of the transaction.

Employees and Organizational Structure

4. What are Otsuka’s plans with Avanir employees and current structure?

Avanir’s leadership team and its employees will remain, as currently located, in Avanir’s corporate offices in Aliso Viejo and elsewhere across the US.

5. Will the Avanir leadership team stay in place? Who will lead Avanir?

Avanir’s leadership will remain in Aliso Viejo and continue to lead the team in executing our business plans and working towards achieving all of our business objectives we have set out to accomplish.

6. How will Avanir operate within Otsuka?

Avanir and Otsuka will work together in identifying and leveraging one another’s capabilities and best practices. Avanir will develop a process, in coordination with Otsuka, to identify key functional systems and processes that we could consider leveraging with Otsuka to fully maximize our business opportunities. This process will be further defined and communicated to the team in the months following the close of the transaction.

Following the close of the transaction, our focus and priority will continue to be with our business and customers to ensure they receive the highest possible standards of service and support within the existing systems and procedures.

7. Do we anticipate a change in our job titles and/or job descriptions to align with Otsuka’s structure?

We do not anticipate any changes in titles or job descriptions.

8. Will Otsuka be involved in hiring decisions, promotions, and/or compensation actions?

We expect to operate as we have in the past, with appropriate rigor over employment related decisions.

Benefits & Compensation

9. What will happen to our 401(k) plan?

Avanir will continue to administer its 401(k) plan through Fidelity Investments. All contributions, vesting schedule, and loans (if applicable) will continue following the close of the transaction. As previously communicated, Avanir is pleased to offer starting on January 1, 2015 an increase to the employer match of 50% of an employee’s contribution up to 5%.

Equity Compensation

10. How can I view my current equity ownership for Avanir stock option grants and restricted stock unit awards?

Every Avanir employee who has been granted equity compensation, either in the form of stock options or restricted stock units (RSUs), can view the status of their equity through the online stock plan platform, E*Trade. If you do not have an account established with E*Trade, please contact Aimee Serna for instructions.

Please refer to the “Guide to Navigating E*Trade” which was distributed from Avanir Stock Plan Services.

11. What actions do I need to take in E*Trade prior to the close of the transaction?

After the close of the merger transaction, employees will have access to historical transaction history for any stock option or RSU transactions performed through E*Trade. Since only transaction history for stock plan transactions will be available on E*Trade after the merger transaction close, it is recommended that employees perform the following actions on E*Trade prior to the transaction close:

a.	Establish a stock plan account with E*Trade, if account is not already established (refer to Question #10)

b.	Accept all stock plan grants.

c.	Print stock plan grant agreements.

d.	Review your stock plan portfolio. The stock plan portfolio displays the details for stock options, restricted stock units and performance stock units, including grant #, grant date, price, # of shares granted/sellable(Q.13)/unvested/vested, etc. Take a screen shot of your portfolio and save this file for your records. The stock plan portfolio will not appear in E*Trade after the close of the transaction.

Please refer to the “Guide to Navigating E*Trade” which was distributed from Avanir Stock Plan Services.

12. If I am an Avanir shareholder, when will I receive instructions on how to tender my shares?

If you own shares of Avanir stock, either in your E*Trade account, or in a personal brokerage account, your broker will either send electronic materials through email or hard-copy materials through the U.S. mail. The materials will include specific instructions on how to tender your personally owned Avanir stock. The process of tendering your personally owned Avanir shares, even the shares that reside in your E*Trade account, does not involve Avanir, and Avanir does not have visibility either to the number of shares, or to the tender process.

Although the fees charged to tender shares by various brokerages vary, your broker will typically charge a flat administrative fee (as opposed to a per share fee) for the service of tendering your personally owned Avanir stock. E*Trade charges a flat fee of $30-$35.

Please note: Outstanding stock options and unvested restricted stock unit awards are not available to be tendered. Please refer to the FAQ dated December 11, 2014 for details regarding how your stock options and RSUs will be treated in connection with the tender offer.

13. I received a notification from E*Trade regarding the tender offer. What actions do I need to take in E*Trade if I choose to tender my shares?

If your E*Trade stock plan portfolio includes sellable shares, the sellable shares are available to be tendered, if you so choose to do so. Sellable shares represent shares that are owned outright by an employee. Sellable shares are owned outside of the stock plans. The shares became “sellable” through either: 1) release of shares upon vesting of restricted stock units or 2) a stock option exercise. Sellable shares are not visible to Avanir, only the employee can view sellable shares through the employee’s E*Trade account.

14. Who do I contact if I have additional questions regarding Equity Compensation?

If you have additional questions, please send an email to Avanir Stock Plan Services.

PLEASE NOTE: Any information included in this FAQ regarding the tender offer is intended to be informational only, and is not to be used as the basis for any decision regarding the offer.

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